FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notifiable Share Interest in Addex Pharmaceuticals Ltd

GlaxoSmithKline plc (GSK) announces that on 2 December 2009 S.R. One, Limited, a wholly owned US-registered subsidiary of GSK, sold 2,596 shares of Addex Pharmaceuticals Ltd ("Addex"), an allosteric modulation company located in Switzerland and whose shares are traded on the SWX Swiss Exchange.

GSK's interest, which is held entirely by S.R. One, Limited, now comprises 290,529 shares or 4.95% of Addex. The calculation is based on a total of 5,862,492 shares outstanding in Addex. This decreased interest became disclosable under the rules of the SWX Swiss Exchange Act upon falling below the 5% threshold. GSK is not a primary insider in Addex.

Simon M Bicknell

Company Secretary

7 December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  December 07 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc